Jane Lewis-Raymond	Post Office Box 33068
Vice President, General Counsel, Corporate Secretary	Charlotte, North Carolina 28233
and Chief Ethics and Compliance Officer	Telephone: 704-731-4261
Facsimile: 704-365-8515
Email: jane.lewis-raymond@piedmontng.com
September 17, 2010
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Piedmont Natural Gas Company, Inc. Form 10-K for the Fiscal Year Ended October 31, 2009 Filed December 23, 2009 Preliminary Proxy Statement on Schedule 14A Filed January 11, 2010 File No. 001-06196
Dear Mr. Owings:
          We are responding to your letter dated August 23, 2010 regarding your office’s review of the above listed filings. On August 30, 2010, we provided an initial response which included our response to comment 1 in your letter. This letter provides responses to the remainder of your comments.
          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Definitive Proxy Statement on Schedule 14A
Related Party Transactions. page 12
2.	Please discuss the standards your Directors and Corporate Governance Committee apply in their review of related party transactions. Please refer to Item 404(b)(1)(ii) of Regulation S-K. Also, please discuss the policies and procedures for the review, approval, or ratification of related party transactions involving executive officers. Your disclosure seems to only discuss the procedure for handling related party transactions involving directors. Please refer to Item 404(b) of Regulation S-K.

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September 17, 2010
Response: The Company notes the Staff’s comments and has addressed those comments in the draft disclosure provided below, which shows changes from the disclosure set forth in the proxy statement for the 2010 annual meeting of shareholders (“2010 Proxy Statement”). If the standards, policies and procedures for review, approval or ratification of related party transactions continue to be the same as those in place for fiscal 2009, the Company will provide similar disclosure in its future filings. While the description in the draft disclosure of the policies and procedures for the review, approval, or ratification of related party transactions and the standards our Directors and Corporate Governance Committee applies in their review of related party transactions reflects the Company’s current practice, the Company intends to adopt an amendment to the Company’s Corporate Governance Guidelines and Directors and Corporate Governance Committee charter to more fully set forth these principles in writing.
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          Related Party Transactions
          The Company’s policy for the review and approval of related party transactions is set forth in its Corporate Governance Guidelines. The Directors and Corporate Governance Committee is charged with reviewing ~~must review~~and, if ~~approve~~in the best interests of the Company, approving ~~appropriate, approve~~ all transactions, arrangements and relationships in which the Company is or will be a participant and in which any director, nominee for director, executive officer, person known by the Company to beneficially own more than 5% of the Company’s Common Stock, or any immediate family member of the foregoing, has or will have a material interest. “Related party transactions” include those relationships described in the Categorical Standards of Director Independence as well as those described in Item 404(a) of Regulation S-K of the Securities and Exchange Commission, as in effect from time to time. Each director and executive officer is required to bring to the attention of the Directors and Corporate Governance Committee any related party transactions involving the director or executive officer promptly, and to the extent practicable prior to entering into the transaction, so that the ~~Committee~~ Committee can determine whether to approve ~~may recommend to the full Board whether~~ the transaction ~~at issue impairs the independence of the director~~. The Directors and Corporate Governance Committee is responsible for reviewing all potential related party transactions annually and as they are brought to the attention of the Committee. The Directors and Corporate Governance Committee reviews each related party transaction and determines if it is in the best interests of the Company based on its consideration of all relevant factors, including but not limited to:
•	the related person’s relationship to the Company and interest in the transaction,

•	the material facts relating to the transaction, including the nature and size of the transaction,

•	the benefits to the Company of the transaction,

•	whether the transaction involves the provision of goods or services to the Company that are available from unrelated third parties, and if so, whether the transaction is on terms that are comparable to the terms available from unrelated third parties, including the speed, quality and certainty of performance of such third parties,

•	whether the transaction would influence the director’s or officer’s ability to act in the best interests of the Company, its customers or its shareholders,

•	whether the transaction would result or may appear to result in improper benefits for the director, officer or a family member, and

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September 17, 2010
•	in the case of directors, whether the transaction would impair the independence of the director.
The Directors and Corporate Governance Committee approves potential related party transactions only if the transaction is in the best interests of the Company. If a potential related party transaction involving an independent director implicates any of the Company’s independence standards, the transaction, if approved by the Directors and Corporate Governance Committee, must also be reviewed by the full Board of Directors. A director involved in the potential related party transaction may not participate in the review or approval of such transaction.
Executive Compensation. page 24
Market Benchmarking. page 25
3.	It is unclear whether you are using the U.S. industrial market data, which comprises part of the Market Benchmark, for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure and, if applicable, identify the component companies. You may wish to present this data in an appendix. For guidance, refer to Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.
Response: As described on page 26 of the 2010 Proxy Statement, the U.S. industrial market data is data contained in Hay Group’s Industrial Executive Compensation Report (the “Report”). This Report is an annual survey of executive compensation practices at over 300 companies. The Compensation Committee uses the Report in connection with its benchmarking to provide information on the compensation practices of a broad cross-section of industrial companies in the United States. The Compensation Committee uses data from both the Peer Group and the Report as reference points for its compensation decisions with respect to the Company’s named executive officers. Specifically, the Compensation Committee uses the median and 75th percentile compensation levels from both of the data sources to establish the target and maximum total direct compensation levels for the named executive officers.
The Compensation Committee does not know or consider the specific companies included in the Report. If the names of the companies are not known or considered by the Compensation Committee, we do not believe that they are material to shareholders or helpful to an understanding of the Committee’s compensation setting process and analysis. Moreover, Hay Group does not release the names of the companies that provided survey data for the Report for confidentiality reasons. If in the future, the Compensation Committee reviews or considers the identity of the specific companies in the Report, we will disclose those companies by name in our filings.
In the 2010 Proxy Statement, we included a list of the eleven companies engaged in the natural gas distribution business that comprise the “Peer Group” data source. In future filings, we will continue to identify the specific companies in the Peer Group, because the companies are reviewed and approved for inclusion by the Compensation Committee each year and are a material component of the Committee’s compensation benchmarking.

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September 17, 2010
If the Compensation Committee continues to use the U.S. industrial market data in the same way in the future, the Company will incorporate the substance of the foregoing response in its future filings substantially in the form of the draft disclosure set forth below, which shows changes from the disclosure set forth in the 2010 Proxy Statement.
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          Market Benchmarking
          The Compensation Committee uses data from two sources as reference points ~~The Compensation Committee uses a benchmark group of publicly traded companies engaged in the natural gas distribution business~~ to ensure that the Company’s compensation programs for its named executive officers offer competitive total compensation opportunities and reflect best practices in compensation plan design. These two sources are a benchmark peer group of publicly traded companies engaged in the natural gas distribution business (the “Peer Group”) and compensation survey data from a broad cross-section of industrial companies in the United States.
          The companies comprising the P~~p~~eer G~~g~~roup  ~~(the “Peer Group”)~~ are:
•	AGL Resources Inc.

•	Atmos Energy Corporation

•	The Laclede Group, Inc.(1)

•	New Jersey Resources Corporation

•	Nicor Inc.

•	NiSource Inc.

•	Northwest Natural Gas Company

•	South Jersey Industries, Inc.(1)

•	Southwest Gas Corporation

•	Vectren Corporation

•	WGL Holdings, Inc.

(1)	The Compensation Committee added The Laclede Group, Inc. and South Jersey Industries, Inc. to the Peer Group effective for fiscal year 2009. These companies are included in the Peer Group under the Company’s Long-Term Incentive Plan (LTIP) Award for the three year performance period that began November 1, 2008 (the first day of fiscal year 2009) but are not included for any LTIP performance award that began prior to that date. The Company’s Long-Term Incentive Plan is described in the section below entitled “Elements of Compensation—Long-Term Incentives.”

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September 17, 2010
          The Peer Group companies were selected based on their focus on natural gas distribution in multi-state territories and similar annual revenues and market capitalization to Piedmont. It is intended that Peer Group companies meet a majority of these criteria for inclusion.
          ~~In addition, t~~The Compensation Committee also uses as a reference point information provided by Hay Group on annual base salary levels and trends in the broader U.S. general industrial market. The U.S. industrial market data is compiled from Hay Group’s Industrial Executive Compensation Report, an annual executive compensation survey with data on more than 100 executive level positions from almost 300 organizations. The Committee uses the Report data to ensure competitiveness with industrial companies that are not in the natural gas distribution business. The identities of the companies included in the Report are not known or considered by the Compensation Committee. The~~is~~ U.S. industrial market data in the Report, together with Peer Group data, is referred to as the “Market Benchmark.”
Elements of Compensation page 26
Annual Incentive, page 27
4.	You state that 60% of the Company MVP plan consists of non-financial performance measures, such as customer satisfaction, employee safety, and community reputation. Please describe these measures in greater detail, including how the Compensation Committee assesses performance under these measures. Please also discuss the actual results for fiscal year 2009 and how the Compensation Committee reached their conclusions.
          Response: The Company notes the Staff’s comments and has addressed those comments in the draft disclosure provided below, which shows changes from the disclosure set forth in the 2010 Proxy Statement. If the structure of the MVP Plan continues to be similar to that in place for fiscal 2009, the Company will provide similar disclosure in its future filings.
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          The MVP plan is designed to establish financial, operational, customer satisfaction, and community impact goals and reward achievement of those goals. The “Company MVP plan” is the basis for 90% of the MVP plan awards, and the employee’s demonstration of the Company’s values and leadership competencies (as described above), relative to the average values and leadership competencies score for all employees, is the basis for the remaining 10%. The Company MVP plan consists of Company basic earnings per share (“EPS”; as used in this Proxy Statement, EPS refers to basic, or undiluted, EPS) performance (40%) and specified non-financial performance measures (60%). These non-financial performance measures, which are the same for each employee, are identified by management and the Compensation Committee as important to the Company’s business mission and values. For fiscal year 2009 these measures were customer satisfaction, employee safety, and community reputation. Each Company MVP plan measure has a threshold, target and stretch level.
          The customer satisfaction measure comprised 30% of the Company MVP plan and gauged overall customer satisfaction, based on customer responses to survey questions. The

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September 17, 2010
customer satisfaction index was calculated by dividing the fiscal 2009 score by the prior year’s score. The employee safety measure comprised 20% of the Company MVP plan and tracked the number of injuries requiring treatment beyond first aid. This was measured by a rate equal to the number of such injuries multiplied by 200,000 (which approximates the number of employee-hours per 100 employees), divided by the total number of work hours for all Company employees. The community reputation measure comprised 10% of the Company MVP plan and gauged the Company’s reputation and community involvement, based on customer responses to survey questions. The community reputation index was calculated by dividing the fiscal 2009 score by the prior year’s score.
          The MVP plan is initially funded based on a target level of EPS performance in order to ensure that the plan is funded through profit levels consistent with the Company’s earnings objectives for shareholders. This incentive pool, from which MVP plan payouts are made, is adjusted at the end of the fiscal year, based on actual EPS performance. If EPS performance is less than 95% of target, there would be no cash distribution of the MVP awards. If EPS performance is at 95% of target, there would be a 50% funding of the MVP incentive pool. If EPS is at 100% of target, there would be a 100% funding of the incentive pool. If EPS is at 105% or greater than target, there would be a 150% funding of the incentive pool. Funding of the incentive pool for EPS performance levels between 95% and 105% of target is determined by linear interpolation. As long as the overall Company MVP plan score is equal to or greater than target, the incentive pool funding is based solely on EPS performance. I~~n addition, i~~f the overall Company MVP plan score is less than target, the incentive pool is reduced proportionately.
          ~~The EPS target under the MVP plan is approved by the Compensation Committee and the Board of Directors. The EPS target for fiscal year 2009 was $1.58. The Company’s EPS performance was $1.68 for fiscal year 2009.~~ The threshold, target, and stretch levels for EPS and the non-financial measures in the Company MVP plan were approved by the Compensation Committee of the Board of Directors at the beginning of fiscal 2009. Actual results for each measure were determined at year end and were compared to the threshold, target, or stretch levels. Results falling between pre-determined threshold, target, or stretch levels were calculated by linear interpolation. Each score was weighted and a final overall Company MVP plan score was calculated. Management presented fiscal year end Company MVP plan results to the Compensation Committee. The Compensation Committee approved the award based on actual results on the objective measures and exercised no discretion. Based on EPS results and ~~its financial and non-financial~~ performance under the Company MVP plan, the overall MVP payout was 150% of the target level.
          The following table shows the threshold, target and stretch levels for each measure in the Company MVP plan and the actual fiscal 2009 results for each measure:

	Threshold	Target	Stretch		Actual	Year-End	Weighted
Goals	(Score=1)	(Score=2)	(Score=3)	Weight	Performance	Score	Score

EPS	$1.50	$1.58	$1.66	40%	$1.68 (>105% of target)	3.0	1.20

Customer Satisfaction	Index of 90	Index of 95	Index of 105	30%	Index of 105	3.0	.90

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September 17, 2010

Employee Safety	4.5 injury rate*	4.0 injury rate*	3.5 injury rate*	20%	3.8 injury rate*	2.4	.48

Community Reputation	Index of 90	Index of 95	Index of 105	10%	Index of 104	2.9	.29

*	with no fatalities

Fiscal 2009 Company MVP plan Score: 2.87 EPS>105% of target + Company MVP Plan>2→ overall MVP plan payout @150% of target level
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          Please do not hesitate to contact me should you require further information or explanation.

Sincerely,
Jane Lewis-Raymond
Vice President, General Counsel, Corporate Secretary and Chief Ethics and Compliance Officer